SECURITIE 03013296 SION

RECEIVED FEB 28 2003 181

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SEC FILE NUMBER
8- 50536

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palladin Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Maplewood Avenue
(No. and Street)

Maplewood (City) New Jersey (State) 07040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Kegley (973) 313-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

111 Dunnell Road (Address) Maplewood (City) New Jersey (State) 07040 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James A. Kegley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palladin Securities, L.L.C, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal

Title

ANNE K. EVERS
NOTARY PUBLIC OF NEW JERSEY
My Comm. Expires July 27, 2004

Notary Public

This report contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
( ) (l) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since date of the previous audit.

PALLADIN SECURITIES, L.L.C.

(SEC I.D. NO. 8-50536)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
Public Document

Palladin Securities, L.L.C
Index to the Financial Statements
December 31, 2002

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

111 Dunnell Road • Maplewood, NJ 07040
Phone: 973-763-6363 • FAX: 973-763-4430
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

The Board of Directors and Members of

Palladin Securities, L.L.C.

We have audited the accompanying statement of financial condition of Palladin Securities, L.L.C. (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Palladin Securities, L.L.C. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Rosenberg Rich Baker Berman & Co.

Maplewood, New Jersey
February 13 , 2003

Palladin Securities, L.L.C.
Statement of Financial Condition
As of December 31, 2002

Assets	
Investment in securities, at fair value (cost: $12,518,338)	$ 10,762,176
Receivable from clearing organization	802,324
Interest receivable	89,421
Other asset	24,520
Receivable from Palladin Leveraged Overseas Fund, Ltd.	50,076
Total Assets	$ 11,728,517
Liabilities and Members' Equity	
Liabilities	
Securities sold short, at fair value (proceeds: $6,343,953)	$ 4,822,174
Due to Palladin Leveraged Overseas Fund, Ltd.	1,253,749
Payable to clearing organization	1,172,544
Accounts payable and accrued expenses	48,941
Total Liabilities	7,297,408
Members' Equity	4,431,109
Total Liabilities and Members' Equity	$ 11,728,517

See notes to the financial statements.

Palladin Securities, L.L.C.
Notes to the Financial Statements
December 31, 2002

ORGANIZATION AND NATURE OF OPERATIONS

Palladin Securities, L.L.C. (the "Company") is a limited liability company formed on February 18, 1998, under the laws of the State of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the American Stock Exchange. Additionally, the Company is subject to certain reporting requirements as a commodity pool under the Commodity Exchange Act.

The Company is a part of a "master feeder" portfolio structure. The Company acts as the master portfolio within the structure. Palladin Leveraged Partners, L.P. ("PLPLP") and Palladin Leveraged Overseas Fund, Ltd. ("PLOF") act as the feeder portfolios within the structure.

Palladin Administrative Services ("PAS") is the Manager of the Company.

The Company invests and trades in securities of all types and other investment vehicles and instruments. The Company may use leverage to further its investment objectives.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Realized and unrealized gains and losses are included in earnings.

Dividend income and expenses, net of foreign taxes, are recorded on the ex-dividend date. Interest income and expenses are recorded on the accrual basis.

Investment Valuation
Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between their last bid and asked prices on the date of valuation.

Securities for which quotations are not readily available will be valued at fair values as determined by the Investment Manager. However, because of the inherent uncertainty of valuation, the Investment Manager's estimate of fair value may differ from the value that would have been used had a ready market existed for the investments, and the differences could be material.

Securities Sold Short
The Company sells securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized gain or loss to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Margin Transactions

In order to obtain more investable cash, the Company may use various forms of leverage, including purchasing securities on margin. Such leverage may allow the Company to increase Members' Equity at a greater rate during increasing markets, but also may lead to a more rapid decrease in Members' Equity in a declining market. A margin transaction consists of purchasing an investment with money borrowed from a broker and agreeing to repay the broker at a later date. Interest expense on the outstanding margin balance is based on market rates at the time of the borrowing and is recorded on the accrual basis of accounting.

Swaps

The Company may engage in swap transactions, specifically interest rate, currency, equity, index and total return swaps as part of its investment strategies. Swaps involve the exchange by the Company with another party of their respective commitments to pay or receive interest, effective return, or total return throughout the lives of the agreements. The interest to be paid or received on swaps is recognized as net interest expense or net interest income on the Statement of Operations over the life of the agreement, while related receivables and payables are recorded on a gross basis on the Statement of Financial Condition. Unrealized gains are reported as an asset and unrealized losses are reported as a liability on the Statement of Financial Condition. A realized gain or loss is recorded upon the termination of swap agreements. Swap agreements are stated at fair value. Notional principal amounts are used to express the extent of involvement in these transactions, but the amounts potentially subject to credit risk are much smaller.

Cash and Equivalents

The Company has defined cash and cash equivalents as all cash and short-term, highly liquid investments with original maturities of three months or less.

Foreign Currency Translation

Assets and liabilities held in foreign currencies at the balance sheet date are translated to U.S. dollars at rates of exchange prevailing on the year-end date. Income and expense items in foreign currencies are translated to U.S. dollars at approximate rates of exchange prevailing on the transaction date. Resulting translation gains and losses are recognized in operations.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Federal and State income taxes are not provided for by the Company. Income and losses are directly allocated to the Company's members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears certain of its proprietary transactions through other clearing organizations on a fully disclosed basis. At December 31, 2002, $802,324 was receivable and $1,172,544 was payable to clearing organizations. The amounts payable are collateralized by securities owned by the Company.

RELATED PARTY TRANSACTIONS

PAS, an affiliate with similar ownership interests as the Commodity Pool Operator, provides certain administrative and operational support services to the Company. Total charges related to those services for the year ended December 31, 2002 were $53,789 of which $7,911 remained payable at December 31, 2002.

At December 31, 2002, a receivable of $50,076 was due from PLOF and $1,253,749 was due to PLOF.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into financial instrument transactions that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Company's Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company may, at times, maintain securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as the market value of securities fluctuate. To mitigate the risk of loss, long and short inventory positions are marked to market daily and are continuously monitored by the Company.

The Company is subject to credit risk arising from its transactions with its counterparties and prime brokers, securities purchases and sales. Credit risk is the amount of accounting loss that the Company would incur if the counterparty fails to perform its obligations under the contractual terms.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivatives and Hedging Activities" as amended by SFAS 137 and SFAS 138. Accordingly, the Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in principal transactions in the statement of operations.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b)(l). At December 31, 2002, the Company had net capital of $2,116,584 which was $2,016,584 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.62 to 1.

SUBSEQUENT EVENT

During January 2003, there were capital withdrawals of $1,800,785 and capital contributions of $500,000.